December 14, 2010

Via EDGAR Delivery

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  John Krug

Re:        Ventrus Biosciences, Inc. (the “Registrant”)
Registration Statement on Form S-1
File No. 333-168224

Ladies and Gentlemen:

Rodman & Renshaw, LLC and National Securities Corporation (collectively, the “Managing Underwriters”), hereby request that the Securities and Exchange Commission take appropriate action to make the Registrant’s Registration Statement on Form S-1 (File No. 333-168224) effective as of 10:00 a.m. Eastern Time, Wednesday, December 15, 2010, or as soon thereafter as practicable.

Very truly yours,

RODMAN & RENSHAW, LLC

By:  /s/ John Borer
       John Borer, Senior Managing Director

NATIONAL SECURITIES CORPORATION

By: /s/ Jonathan C. Rich
       Jonathan C. Rich, Executive V.P.,
Head of Investment Banking